Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
January 6, 2012
NEWS RELEASE

HELIX BIOPHARMA CORP. PROPOSES NEW BOARD SLATE FOR JANUARY 30, 2012 ANNUAL GENERAL MEETING

Also Announces AGM Location, Proxy Material Mailing and Corporate Growth Strategy

Shareholders are Urged to Act Now and Vote their Shares to Protect their Investment

AURORA, Ontario, January 6, 2012 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: HBP) (the “Company” or “Helix”) announces that its Annual General Meeting (“AGM”), scheduled for 10:00 a.m. Toronto time on January 30, 2012, will be held at Sheraton Parkway Toronto North, 600 Highway 7 East, Richmond Hill, Ontario, Canada.

The Company’s proxy materials, which include a Notice of Meeting, Letter to Shareholders, Information Circular and blue form of proxy or blue voting instruction form, have been mailed to shareholders of record as of December 2, 2011 and are also being publicly filed, except the voting instruction form for objecting beneficial holders, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.helixbiopharma.com.

The Board and Management of Helix have a strong vision and individuals with the experience and dedication to carry it out. It is important to vote your BLUE proxy to protect your investment today.

Helix may be facing a contested election for its board of directors (the “Board” or the “Board of Directors”). Should this occur, your vote will directly have an impact on the Company’s future direction and the value your investment ultimately generates. Shareholders are urged to contact Kingsdale Shareholder Services Inc. immediately, either by email at contactus@kingsdaleshareholder.com or by telephone to vote your shares and protect your investment.

Outside North America, Banks and Brokers Call Collect:
416-867-2272

North American Toll Free Phone:
1-866-879-7649

“We are proposing changes to our Board composition in part to adopt a corporate governance structure that the current Board feels is appropriate for Helix’s next stage of development, as well as to provide geographic representation on the Board, which more closely mirrors our shareholder base,” said Dr. Segal, Chairman and CEO of Helix BioPharma Corp. “In doing so, your current Board has assembled a group of highly skilled professionals with the necessary capabilities to guide Helix through the critical next stage of its development and to lead it toward realizing its strategic vision.”

The Board and Management are committed to maximizing shareholder value. For 2012, the Board and Management plan to:

  Continue to advance the development of Helix’s drug product/pipeline candidates, and believe that their achievements over the past year have substantially strengthened Helix’s ability to do so; and

  Consider new strategic transactions in the coming year, which will allow Helix to further build upon its growth potential to benefit Helix’s valued shareholder base.

New Board Slate – Experienced and Dedicated to Success

The nominees for the Board of Directors, described below, have the skills, experience, relationships and industry knowledge to continue to provide Helix with strong leadership. The incumbent Helix Nominees’ valuable work experience and expertise have resulted in substantial improvements in the Company’s performance and all the Helix Nominees are well-qualified to guide Helix in the right direction toward realizing its strategic vision.

Helix’s current Board, in accordance with good corporate governance practices, considers the size and composition of the Board prior to each annual meeting of shareholders as part of the nomination of directors. In connection with doing so, the Board regularly reviews and assesses the skill sets, experience, contributions and effectiveness of each Board member. As part of this process each director must assess whether they wish to continue to make the commitment to serve on the Board. In addition, your current Board has considered other relevant factors in proposing a slate of director nominees for the AGM, such as Helix’s strategic direction and the geographical representation on the Board.

As a result of this process, Helix is proposing a substantial change in its current Board, bringing the total number of directors down from seven to six, adding three new directors and increasing the number of independent directors from four out of seven to five out of six, leaving Dr. Donald H. Segal, as Chief Executive Officer, as the only non-independent director.

Helix’s current Board is proposing the election at the AGM of the following six individuals as directors:

Dr. Donald H. Segal, incumbent, and currently Chairman and Chief Executive Officer. It is proposed that Dr. Segal will cease to be Chairman prior to the AGM in favour of Mr. Kay, but will remain as Helix’s CEO.

Jack M. Kay, incumbent and independent director. It is proposed that Mr. Jack Kay will be appointed Chairman prior to the AGM.

W. Thomas Hodgson, incumbent and independent director.

Ewa Don-Siemion, new independent director nominee.

Professor Wojciech M. Kwiatek, new independent director nominee.

Dr. Wayne Schnarr, new independent director nominee.

Helix’s slate includes three incumbents: Jack M. Kay, W. Thomas Hodgson and Dr. Donald H. Segal. Each of these three incumbents has extensive experience with the Company and considerable knowledge and experience in corporate and financial management. This core group of directors will provide the necessary continuity and industry knowledge to ensure the Company is able to capitalize on its recent achievements. Mr. Kay and Dr. Segal also have a wealth of experience in the biopharmaceutical sector.

Helix’s slate also includes three new independent members: Ewa Don-Siemion, Professor Wojciech M. Kwiatek and Dr. Wayne Schnarr. Ms. Don-Siemion is an international lawyer practicing in Poland, with extensive private sector experience. Professor Kwiatek is a department head at the Polish Academy of Sciences who is currently involved in cancer research. Dr. Schnarr is a resident of Canada with extensive experience in the capital markets, particularly in the biopharmaceutical sector.

Following the AGM, the Company and the Board will still be able to draw upon the experience and expertise of John Docherty and Kenneth Cawkell, who, while stepping down from the Board, will continue in their roles as President and Chief Operating Officer and Corporate Secretary, respectively. Dr. Lickrish and Professor Roszkowski-Sliz have also indicated their desire to step down from the Board at the AGM. The Company wishes to express its deepest gratitude and appreciation to each of Messrs. Cawkell, Docherty, Lickrish and Roszkowski-Sliz for their tremendous contributions as directors to the Company’s progress.

Corporate Growth Strategy – Maximizing Shareholder Value

The current Board and Management have a strategic vision to establish Helix as a leading developer of clinically proven, innovative cancer therapies. They believe that Helix has developed technologies that are unique in the fields of drug delivery and targeted tumor therapy, which have the potential to transform the future of cancer prevention and treatment for potentially multiple types of cancer and put the Company in the best position to maximize shareholder value, in both the short- and long- term. To this end, the Company is aggressively pursuing a fiscally responsible strategic plan, which is focused on advancing and expanding upon its product development portfolio, financed with non-dilutive funding wherever possible, generating support by recognized institutional and pharmaceutical organizations, raising its corporate profile and improving share liquidity.

Also for 2012, in addition to carrying out the strategic plan described above, the Board and Management are focused on pursuing appropriate strategic relationships through mergers and acquisitions, joint ventures, licensings and similar transactions for purposes of (i) increasing resources and expertise available to Helix, (ii) expanding product offerings and/or (iii) increasing liquidity for Helix shareholders. The Board and Management are also considering other ways to increase liquidity for Helix shareholders.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

Investor Relations:
John F. Heerdink, Jr.
Vista Partners LLC
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Disclaimer and Forward-Looking Statements and Risks and Uncertainties
This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including, but not limited to, forward-looking statements regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies; the Company’s corporate governance structure; the election of directors; the involvement of certain outgoing directors, the Company’s growth strategy, including without limitation the Company’s plans to maximize shareholder value, expand its product development portfolio, seek out additional financing, particularly non-dilutive financing, generate support, raise its corporate profile, improve shareholder liquidity, and seek out appropriate strategic partners; and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “expects”, “to recruit”, “to motivate”, “to align”, “to retain”, “to benefit”, “to encourage”, “to plan”, “anticipate”, “believe”, “estimate”, “increased”, “can”, “ensure”, “proposed”, “shall”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could”, “would” or “should” occur or be achieved. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, that the proposed directors will be elected as the Company’s Board at the upcoming AGM; receipt of necessary additional funding, strategic partner support and regulatory approvals; GMP manufacturing and other activities; the timely provision of services and performance of contracts by third parties; the safety and efficacy of the Company’s drug candidates; and future revenue, costs and expenditures of the Company. Helix’s actual results could differ materially from those reflected in the forward-looking statements as a result of numerous risks and uncertainties including without limitation, Helix’s need for additional capital, which may not be available whether on a non-dilutive basis or otherwise and which if not obtained on a timely basis or in an adequate amount, would have a material adverse effect on the Company; the risk of dilution to the current shareholders; uncertainty about whether the Company’s products under development, including L-DOS47 and Topical Interferon Alpha-2b, will be successfully developed and commercialized and whether clinical trials will proceed as planned or at all; the risk that clinical trial results may be negative; insurance and intellectual property risks; research and development risks; the need for further regulatory approvals, which may not be obtained; the Company’s dependence on its third-party service providers; upscaling and manufacturing risks; partnership / strategic alliance risks; the effect of competition; the risk of technical obsolescence; uncertainty about the outcome of the Company’s upcoming AGM, and about the Company’s planned campaigns to increase awareness, the continued involvement of certain outgoing directors, the size and existence of a market opportunity for Helix’s products, or whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates, which are not assured; changes in business strategy or plans; uncertainty about whether the Company will be able to carry out its growth strategy, in full or in part, to find appropriate partners, expand its product portfolio, increase liquidity for shareholders, raise its corporate profile, enter into transactions to assist the Company to execute its strategic growth plan; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement and are made as of the date of this News Release. Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

___________